BRITISH COLUMBIA

**Ministry of Finance**
Corporate and Personal
Property Registries
www corporateonline gov bc ca

**Mailing Address:**
PO BOX 9431 Stn Prov Govt
Victoria BC V8W 9V3

**Location:**
2nd Floor - 940 Blanshard St
Victoria BC
250 356-8626

# Notice of Articles

*BUSINESS CORPORATIONS ACT*

*This Notice of Articles was issued by the Registrar on: January 25, 2006 12:29 PM Pacific Time*

*Incorporation Number:* **BC0203816**

*Recognition Date: Incorporated on January 31, 1980*

## NOTICE OF ARTICLES

**Name of Company:**

NEW GOLD INC.

### REGISTERED OFFICE INFORMATION

**Mailing Address:**
601 595 HOWE STREET
VANCOUVER BC V6C 2T5
CANADA

**Delivery Address:**
601 595 HOWE STREET
VANCOUVER BC V6C 2T5
CANADA

### RECORDS OFFICE INFORMATION

**Mailing Address:**
601 595 HOWE STREET
VANCOUVER BC V6C 2T5
CANADA

**Delivery Address:**
601 595 HOWE STREET
VANCOUVER BC V6C 2T5
CANADA

## DIRECTOR INFORMATION

**Last Name, First Name, Middle Name:**
EDINGTON, CHARLES ROBERT

**Mailing Address:** **Delivery Address:**

---

**Last Name, First Name, Middle Name:**
KRUZICK, JOHN H.

**Mailing Address:** **Delivery Address:**

---

**Last Name, First Name, Middle Name:**
MUZYLOWSKI, MIKE

**Mailing Address:** **Delivery Address:**

---

**Last Name, First Name, Middle Name:**
ROSS, SHARON L.

**Mailing Address:** **Delivery Address:**

---

**Last Name, First Name, Middle Name:**
BRADBROOK, CHRISTOPHER J.

**Mailing Address:** **Delivery Address:**

---

**Last Name, First Name, Middle Name:**
LAING, ROBERT GREGORY

**Mailing Address:** **Delivery Address:**

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**Last Name, First Name, Middle Name:**
DAVIS, CLIFFORD JOHN

**Mailing Address:** **Delivery Address:**

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**Last Name, First Name, Middle Name:**
SWEENEY, PAUL B.

**Mailing Address:** **Delivery Address:**

CANADA

## AUTHORIZED SHARE STRUCTURE

| | | | |
|---|---|---|---|
| 1. | No Maximum | Common Shares | Without Par Value<br><br>Without Special Rights or Restrictions attached |